File No. 69-00449

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C., 20549

                                   FORM U-3A-2

     STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM
        THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                      To Be Filed Annually Prior to March 1

                            THE CATALYST GROUP, INC.
                            ------------------------
                                (Name of Company)

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR (EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

         SEE ATTACHMENT A

         2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

         SEE ATTACHMENT A

         3. THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

         (a)  NUMBER   OF   KWH.  OF  ELECTRIC  ENERGY   SOLD   (AT   RETAIL  OR
WHOLESALE), AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL.

         SOLD 1,098,826,000 KWH. OF ELECTRIC ENERGY AT WHOLESALE.

         (b)  NUMBER  OF  KWH.  OF  ELECTRIC  ENERGY  AND  MCF.  OF  NATURAL  OR
MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

         SOLD NO KWH. OF ELECTRIC ENERGY OR MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE LOUISIANA.

         (c) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.

         SOLD NO KWH. OF ELECTRIC ENERGY OF MCF. OF NATURAL OR MANUFACTURED GAS AT WHOLESALE OUTSIDE LOUISIANA, OR AT THE LOUISIANA STATE LINE.

         (d)  NUMBER  OF  KWH.  OF  ELECTRIC  ENERGY  AND  MCF.  OF  NATURAL  OR
MANUFACTURED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED OR AT THE STATE LINE. SEE ATTACHMENT A.

         PURCHASED NO KWH. OF ELECTRIC ENERGY OR MCF. OF NATURAL OR MANUFACTURED GAS OUTSIDE LOUISIANA, OR AT THE LOUISIANA STATE LINE.

         4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS:

         (a) NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

         NONE

         (b) NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY; AND DESCRIPTION OF THE INTEREST HELD.

         NONE

         (b) TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

         NOT APPLICABLE

         (d) CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

         NONE

         (e) IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).

         NOT APPLICABLE


                                    EXHIBIT A

         A CONSOLIDATING STATEMENT OF INCOME AND SURPLUS OF THE CLAIMANT AND ITS SUBSIDIARY COMPANIES FOR THE LAST CALENDAR YEAR, TOGETHER WITH A CONSOLIDATING BALANCE SHEET OF CLAIMANT AND ITS SUBSIDIARY COMPANIES AS OF THE CLOSE OF SUCH CALENDAR YEAR.

         SEE ATTACHED EXHIBIT A

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 25th day of February, 2005.

                                                 THE CATALYST GROUP, INC.
                                                 ------------------------
                                                    (Name of claimant)


                                           By          /s/ JACK R. SAUER
                                               -------------------------------
                                                         Jack R. Sauer
                                                         Vice President

CORPORATE SEAL

Attest:

         /s/ CHRISTINE SAUER
-------------------------------------
           Christine Sauer
             Accountant

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

        JACK R. SAUER                VICE PRESIDENT
---------------------------------------------------
           (Name)                        (Title)

                c/o Century Power, LLC
              3900 Park Avenue, Suite 102
                   EDISON, NJ 08820
---------------------------------------------------
                       (Address)


                                    EXHIBIT B

         AN ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH EWG OR FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES IN THE HOLDING COMPANY SYSTEM.

         SEE ATTACHED EXHIBIT B

                                                                    ATTACHMENT A
                                                                    ------------
                            THE CATALYST GROUP, INC.

                              Statement by Claimant

1. The Catalyst Group, Inc. (the "Claimant") is a Louisiana corporation located at 3900 Park Avenue, Suite 102, Edison, NJ 08820. The claimant has a 100% ownership interest in Catalyst Vidalia Acquisition Corporation ("CVAC"), a Louisiana corporation, which has a 100% ownership interest in Catalyst Vidalia Holding Corporation ("CVHC"), a Louisiana corporation, which has a 100% ownership interest in Catalyst Vidalia Corporation ("CVC"), a Louisiana corporation, which owns a 50% undivided interest in, and 100% of the voting securities of, Catalyst Old River Hydroelectric Limited Partnership, a Louisiana limited partnership in commendam (the "Partnership"). CVHC is also the sole member of Vidalia Holding, LLC (a Louisiana Limited Liability Company) ("VHLLC") which on July 15, 1999 acquired from the limited partner to the Partnership, 50% of the limited partner's 50% ownership in the Partnership. As a result of this transaction, CVHC owns a 75% undivided interest in the Partnership. The Partnership is located at Old River Control Complex, North Highway 15, Lettsworth, Louisiana 70753, and the nature of its business is ownership of a lessee interest in, and the operation of, a 192 megawatt hydroelectric facility. Further information regarding the business of the Partnership is contained in Note 2 below and the information regarding the nature of business of the Claimant and its respective subsidiaries is attached hereto as Attachment B.

2. The Claimant, through CVAC, owns 100% of CVHC. CVHC owns 100% of CVC which is the sole general partner of the Partnership. CVC owns a 50% undivided interest in the Partnership and, as sole general partner, 100% of the voting securities of the Partnership. CVHC is also the sole member of VHLLC which owns a 25% undivided interest in the Partnership.

     The Partnership's assets consist of a leasehold interest in a 192 megawatt run-of-river hydroelectric facility located in Concordia Parish (near Vidalia), Louisiana, approximately one mile north of the Army Corps of Engineers Old River Control Complex between the Mississippi River and the Red/Atchafalaya Rivers. The Project consists of an intake channel 4,500 feet in length, a power plant containing eight bulb turbines with a total installed capacity of 192 megawatts, and a power discharge channel 10,000 feet in length discharging into the Old River Outflow Channel. The Project discharges the flows that otherwise would be passed through the Low Sill Structure of the Old River Control Structure. A single 40-mile, 115-KV transmission line connects the Project with Louisiana Power and Light's existing substation, just west of Vidalia.

     In August 1990, the Partnership sold and leased back its interest in the Project to and from a group of institutions. The term of the lease is 30 years, subject to certain renewal options. Under the lease and related agreements, the Partnership was granted certain

                                                                    ATTACHMENT A
                                                                    ------------




     options to purchase the Project from the lessors. These agreements also impose certain restrictions on the operation of the Project by the Partnership, and generally require that revenues from Project operations be used to pay operating and maintenance expenses, rent, royalty and related obligations before they may be distributed to the partners of the Partnership.

                                                                       EXHIBIT A
                                                                       ---------
                            THE CATALYST GROUP, INC.
                                   FORM U-3A-2

                               INDEX TO EXHIBIT A

Exhibit A1 -       Catalyst Old River Hydroelectric  Limited Partnership audited
                   2004 financial statements

Exhibit A2 -       Catalyst   Vidalia   Corporation   unaudited  2004  financial
                   statements

Exhibit A3 -       Catalyst   Vidalia   Holding   Corporation   unaudited   2004
                   consolidated financial statements

Exhibit A4 -       Catalyst   Vidalia   Holding   Corporation   unaudited   2004
                   consolidating financial statements

Exhibit A5 -       Catalyst  Vidalia  Acquisition   Corporation  unaudited  2004
                   financial statements

Exhibit A6 -       The  Catalyst  Group,   Inc.   unaudited  2004   consolidated
                   financial statements

Exhibit A7 -       The  Catalyst  Group,  Inc.   unaudited  2004   consolidating
                   financial statements

                                                                      EXHIBIT A1
                                                                      ----------
              CATALYST OLD RIVER HYDROELECTRIC LIMITED PARTNERSHIP

                        AUDITED 2004 FINANCIAL STATEMENTS



The above named financial  statements are hereby  incorporated by reference from the Form U-3A-2 filed by Catalyst Vidalia  Corporation (File number 69-00443) on

February 25, 2005.

                                                                      EXHIBIT A2
                                                                      ----------


                          CATALYST VIDALIA CORPORATION

                       UNAUDITED 2004 FINANCIAL STATEMENTS



The above named financial  statements are hereby  incorporated by reference from the Form U-3A-2 filed by Catalyst Vidalia  Corporation (File number 69-00443) on

February 25, 2005.

                                                                      EXHIBIT A3
                                                                      ----------


                      CATALYST VIDALIA HOLDING CORPORATION

                UNAUDITED 2004 CONSOLIDATAED FINANCIAL STATEMENTS




The above named financial  statements are hereby  incorporated by reference from the Form U-3A-2  filed by Catalyst  Vidalia  Holding  Corporation  (File  number

69-00445) on February 25, 2005.

                                                                      EXHIBIT A4
                                                                      ----------


                      CATALYST VIDALIA HOLDING CORPORATION

                UNAUDITED 2004 CONSOLIDATING FINANCIAL STATEMENTS



The above named financial  statements are hereby  incorporated by reference from the Form U-3A-2  filed by Catalyst  Vidalia  Holding  Corporation  (File  number

69-00445) on February 25, 2005.

                                                                      EXHIBIT A5
                                                                      ----------


                    CATALYST VIDALIA ACQUISITION CORPORATION

                       UNAUDITED 2004 FINANCIAL STATEMENTS



The above named financial  statements are hereby  incorporated by reference from the Form U-3A-2 filed by Catalyst Vidalia  Acquisition  Corporation (File number

69-00447) on February 25, 2005.

                                                                      EXHIBIT A6
                                                                      ----------


                    THE CATALYST GROUP, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                     (IN U.S. THOUSANDS, EXCEPT SHARE DATA)
                                    UNAUDITED

                                                                   December 31,   December 31,
                                                                      2003           2004
                                                                   -----------    -----------
                                     ASSETS
                                     ------
Cash and cash equivalents                                          $    26,542    $    50,582
Cash at Century Power                                                      762            690
Management fee and interest receivable from CORHLP                       4,207          1,476
Investment in CORHLP                                                   201,334        207,977
Loan to Lincorp Holdings, Inc. plus accrued interest                       308             --
Other assets                                                                27             14
                                                                   -----------    -----------
              Total assets                                         $   233,180    $   260,739
                                                                   ===========    ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------
Note payable Dominion Capital Inc. plus accrued interest           $    28,426    $    29,753
Note payable CORHLP plus accrued interest                               25,334         26,499
Junior note payable First Toronto Equities plus accrued interest       168,196        185,249
Management fee payable Great Lakes Power                                   780             --
Other noncurrent liabilities                                               699             --
Current and deferred income taxes                                      (13,985)       (11,736)
                                                                   -----------    -----------
              Total liabilities                                        209,450        229,765
                                                                   -----------    -----------



Senior Participating Preferred Stock - $.01 par value;
  500,000 shares authorized, 134,000 issued and outstanding                  1              1
Junior Participating Preferred Stock - $.01 par value;
  500,000 shares authorized, 65,000 issued and outstanding                   1              1
Common Stock - $.01 par value;
  100,000 shares authorized, issued and outstanding                          1              1
Additional paid-in capital                                             199,997        199,997
Accumulated deficiency                                                (176,270)      (169,026)
                                                                   -----------    -----------
              Total stockholders' equity                                23,730         30,974
                                                                   -----------    -----------

              Total liabilities and stockholders' equity           $   233,180    $   260,739
                                                                   ===========    ===========

                                                                      EXHIBIT A6
                                                                      ----------

                    THE CATALYST GROUP, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                               (IN U.S. THOUSANDS)
                                    UNAUDITED

                                                            Year Ended
                                                   December 31,     December 31,
                                                       2003            2004
                                                   ------------    ------------
Operating revenues:
   Equity interest in operating results of CORHLP  $     15,678    $     30,036
   Management fee income                                  1,886           1,980
                                                   ------------    ------------
        Total operating revenue                          17,564          32,016
                                                   ------------    ------------
Operating expenses:
   Management fee expense                                   698             436
   General and administrative                               360              56
                                                   ------------    ------------
        Total operating expenses                          1,058             492
                                                   ------------    ------------

Operating income                                         16,506          31,524

Other income (expense):
   Interest income                                          570             600
   Interest expense                                     (18,807)        (20,399)
   Other                                                     --             293
                                                   ------------    ------------
Income (loss) before income taxes                        (1,731)         12,018

Income tax expense (benefit)                               (725)          4,774

                                                   ------------    ------------
Net income (loss)                                  $     (1,006)   $      7,244
                                                   ============    ============

                                                                      EXHIBIT A6
                                                                      ----------

                    THE CATALYST GROUP, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                               (IN U.S. THOUSANDS)
                                    UNAUDITED


                                                            Year Ended
                                                    December 31,    December 31,
                                                           2003            2004
                                                    -----------     -----------
Cash flows provided by (used in) all activities:

Net income (loss)                                   $    (1,006)    $     7,244
Adjustments to reconcile net income (loss) to net
  cash provided by (used in) all activities:
    Equity interest in CORHLP                           (15,678)        (30,036)
    Partner distribution from CORHLP                         --          23,393
    Management fee receivable - CORHLP                    1,196           2,731
    Loan to Dominion Capital, Inc.                       22,630              --
    Loan from Dominion Capital, Inc.                      1,328           1,327
    Other assets and liabilities, net                        97            (306)
    Note payabe CORHLP                                       (3)          1,165
    Deferred income taxes                                (1,960)          2,249
    Management fee payable - Great Lakes Power              390            (780)
    Junior note payable - First Toronto Equities         15,483          17,053
                                                    -----------     -----------
Net cash provided by all activities                      22,477          24,040

Cash and cash equivalents at beginning of period          4,065          26,542

                                                    -----------     -----------
Cash and cash equivalents at end of period          $    26,542     $    50,582
                                                    ===========     ===========

                                                                      EXHIBIT A6
                                                                      ----------
                    THE CATALYST GROUP, INC. AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS'
                                EQUITY (DEFICIT)



                               (IN U.S. THOUSANDS)
                                    UNAUDITED


                                      Senior           Junior                       Additional
                                  Participating     Participating       Common        Paid-in     Accumulated
                                 Preferred Stock  Preferred Stock        Stock        Capital      Deficiency          Total
                                 ---------------  ---------------    ------------   ------------  -------------    ------------

Balances at December 31, 2002     $           1     $           1    $          1   $   199,997     $  (175,264)   $     24,736

Net loss                                                                                                 (1,006)         (1,006)
                                  -------------     -------------    ------------   -----------     -----------    ------------

Balances at  December 31, 2003                1                 1               1       199,997        (176,270)         23,730


Net income                                                                                                7,244           7,244
                                  -------------     -------------    ------------   -----------     -----------    ------------

Balances at  December 31, 2004    $           1     $           1    $          1   $   199,997     $  (169,026)   $     30,974
                                  =============     =============    ============   ===========     ===========    ============

                                                                      EXHIBIT A7
                                                                      ----------

THE CATALYST GROUP INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET DECEMBER 31, 2004
(U.S. dollars in thousands)

                                                                   CVHC               Sub
                                             TCG        CPLLC    Consol   CVAC      Total      Dr    J/E#      Cr    J/E#   Total
                                          ---------------------------------------------------------------------------------------
 Current Assets
  Cash and cash equivalents                   34,672        690    15,899       12   51,273                     1    11    51,272
  Cash escrowed for current liabilities                                                  --                                    --
  Management fee and interest receivable                            1,476             1,476                                 1,476
  Accounts receivable                                                                    --                                    --
  Prepaid expenses                                --          5                           5                                     5
                                          ---------------------------------------------------------     --------        ---------
   Total Current  Assets                     34,672        695    17,375       12   52,754       --            1          152,753

Plant, property and equipment, net                           9                           9                                      9
Other assets                                                --        --                --                                     --
Intercompany accounts                             4         14        12       1        31                    31    11         --
Intercompany tax accounts                    13,928     (9,197)   (4,816)              (85)      83   9       (2)   11         --
Investment in CVHC Preferred Stock                     106,290                     106,290               106,290     4         --
Investment in subsidiaries                  107,802              207,977  108,208  423,987        1  11  107,802     1    207,977
                                                                                                         108,209     2

Cash held in escrow including
  accrued interest                                                                                                             --
Deferred financing costs, net                                                                                                  --
Accrued levelized revenue                                                                                                      --
                                          ---------------------------------------------------------     --------        ---------
                                            156,406     97,811   220,548  108,221  528,986       84      322,331          260,739
                                          =========================================================     ========        ---------

THE CATALYST GROUP INC. AND SUBSIDIARIES                              EXHIBIT A7
CONSOLIDATED BALANCE SHEET DECEMBER 31, 2004                          ----------
(U.S. dollars in thousands)

                                                                   CVHC               Sub                                 Pre
                                               TCG      CPLLC     Consol    CVAC     Total     Dr   J/E#    Cr    J/E#   CORHLP
                                         -----------------------------------------------------------------------------------------
Current Liabilities
 Accrued interest payable                                                               --                                     --
 Accounts payable and other current
   liabilities                                                                          --                                     --
                                         ----------------------------------------------------------     ---------      -----------
   Total Current Liabilities                     --         --        --       --       --       --           --               --

Intercompany accounts                                       11                 18       29       29  11                        --
Deferred income taxes                                                                   --      264   3    2,282     8    (11,736)
                                                                                             26,291   7   12,537     9
Other non current liabilities                    --         --                          --                                     --
Note payable DCI including
  accrued interest                                                29,753            29,753                                 29,753
Letter of Credit payable including
  accrued interest                                                26,499            26,499                                 26,499
Jr Note payable FTE including
  accrued interest                          185,249                                185,249                                185,249
Finance debt obligation                                                                 --                                     --
Minority interest in CORHLP                                                             --                                     --
Accrued levelized royalty expense                                                       --                                     --
Accrued property taxes                                                                  --                                     --
                                         ----------------------------------------------------------     ---------      -----------
   Total Liabilities                        185,249         11    56,252       18  241,530   26,584       14,819          229,765

Common Stock                                    999                                    999                     1     6      1,000
Senior Preferred Stock                            1                  134               135      134   5  133,999     6    134,000
Junior Preferred Stock                            1                                      1                64,999     6     65,000
Additional Paid in Capital                  198,999    150,601   105,591  108,203  563,394  107,802   1        6    11         --
                                                                                            108,209   2
                                                                                            106,290   4
                                                                                             42,100   5
                                                                                            198,999   6
Accumulated deficiency                     (228,843)   (52,801)   58,571          (223,073)  12,487   9      264     3   (169,026)
                                                                                              2,249 C/Y   26,291     7
                                                                                                  6  11   42,234     5
Partners' capital                                                                       --
                                         ----------------------------------------------------------     ---------      -----------
  Total Capital                             (28,843)    97,800   164,296  108,203  341,456  578,276      267,794           30,974
                                         ----------------------------------------------------------     ---------      -----------
                                            156,406     97,811   220,548  108,221  582,986  604,860      282,613          260,739
                                         ==========================================================     =========      ===========

                                                                      EXHIBIT A7
                                                                      ----------
THE CATALYST GROUP INC. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT DECEMBER 31, 2004
(U.S. dollars in thousands)


                                                                  CVHC               Sub
                                               TCG      CPLLC    Consol     CVAC    Total      Dr  J/E#    Cr    J/E#     Total
                                       -------------------------------------------------------------------------------------------
Revenues
Equity interest in CORHLP                                         30,036            30,036                                 30,036
Management fee income                                      350     2,320             2,670      690  10                     1,980
Energy sales                                                                            --                                     --
                                         ----------------------------------------------------------     ---------      -----------
                                                 --        350    32,356       --   32,706      690           --           32,016
                                         ----------------------------------------------------------     ---------      -----------
Operating expenses
Depreciation                                                 9                           9                                      9
Operations and maintenance                                                              --                                     --
Property taxes                                                                          --                                     --
Royalties                                                                               --                                     --
Management fee expense                                                                  --                                     --
General and administrative                       18        358       797             1,173                   690    10        483
                                         ----------------------------------------------------------     ---------      -----------
     Total operating expenses                    18        367       797       --    1,182       --          690              492
                                         ----------------------------------------------------------     ---------      -----------
Operating income                                (18)       (17)   31,559       --   31,524      690         (690)          31,524

Interest expense                            (17,053)              (3,346)          (20,399)                               (20,399)

Other income (expense)                          448       (155)                        293                                    293

Investment income                               377          5       218               600                                    600
                                         ----------------------------------------------------------     ---------      -----------
Pretax income                               (16,246)      (167)   28,431       --   12,018      690         (690)          12,018

Income tax provision (benefit)               (4,584)       (52)    7,159        2    2,525    2,282          --
                                                                                                              33     9      4,774
                                         ----------------------------------------------------------     ---------      -----------
Net income (loss)                           (11,662)      (115)   21,272       (2)   9,493   (1,592)        (657)           7,244
                                         ==========================================================     =========      ===========

                                                                      EXHIBIT A7
                                                                      ----------
                    THE CATALYST GROUP INC. AND SUBSIDIARIES
                             CONSOLIDATING ENTRIES
                                DECEMBER 31, 2004

                                    Description                                                       Debit                Credit
                 ----------------------------------------------------------------------------  ------------------------------------
      1          Equity of CVAC                                                                       107,802
 Historical         Investment in CVAC                                                                                     107,802
                 Eliminate TCG investment in CVAC

      2          Equity of Century                                                                      8,760
 Historical      Equity of CENTURY                                                                     98,449
                 Equity of CVHC                                                                         1,000
                    Investment in Century (@ cost)                                                                           8,760
                    Investment in CENTURY                                                                                   98,449
                    Investment in CVHC-Common                                                                                1,000
                 Eliminate CVAC investment in Century and CVHC
                 (A) "Contribution of CVHC shares in 1996, less 1998,1999 dividend."

      3          Income taxes Payable                                                                     264
 Historical         Retained Earnings                                                                                          264
                 Carryforward of PY entry adjusted for actual balance booked to Century

      4          Equity of CVHC                                                                       106,290
 Historical        Investment in CVHC Preferred Stock                                                                      106,290
                 Eliminate Century investment in CVHC

      5          Senior Preferred Stock                                                                   134
 Historical      Additional Paid in Capital                                                            42,100
                   Accum Deficiency                                                                                         42,234
                 To adjust capital account to agree with parent company

      6          Additional paid in capital                                                           198,999
 Historical        Common Stock                                                                                                  1
                   Senior Preferred                                                                                        133,999
                   Junior Preferred                                                                                         64,999
                 To change presentation of R/E from par valuation to actual value

      7          Deferred Income Taxes Payable                                                         26,291
Carryforward      Retained Earnings                                                                                         26,291
                 To have tax provion equal 40% of total consolidated income of p/y's

      8          Deferred Income Taxes Payable                                                                               2,282
   Current        Tax Provision                                                                         2,282
    Year         To have tax provion equal 40% of total consolidated income

                                                                      EXHIBIT A7
                                                                      ----------
                    THE CATALYST GROUP INC. AND SUBSIDIARIES
                              CONSOLIDATING ENTRIES
                                DECEMBER 31, 2004

                                    Description                                                       Debit                Credit
                 ------------------------------------------------------------------------------  ----------------------------------
     9          Due to / from affiliate - tax sharing                                                     83
Historical      Retained earnings                                                                     12,487
                State tax provision                                                                                            33
                Deferred taxes payable                                                                                     10,885
                Income taxes payable                                                                                        1,652
                To reverse stand alone entries to convert book basis to tax basis at sub level.
                Entries booked in 1st q 2001 as prior period adj for 2000.

    10          Management fee income                                                                    690
  Current       General & administrative expense                                                                              690
   Year
                Offset CPLLC mgmt fee from GLP against CVC corresponding expense and offset CORHLP accounting fee paid to CVC against expenses

    11

  Current       Cash                                                                                                            1
   Year         Intercompany acounts                                                                      29                   31
                Intercompany tax acounts                                                                   2
                Investment in subidaries                                                                   1
                Additional paid in capital                                                                                      6
                Retained earnings                                                                          6
                Eliminate I/C accounts and reclasses

                                                                       EXHIBIT B
                                                                       ---------
                            THE CATALYST GROUP, INC.

                      ORGANIZATION AS OF DECEMBER 31, 2004
                      ------------------------------------

                                    State of              Location of
Name                                Incorporation         Business       Nature of Business
----                                -------------         -----------    ------------------

Ronald W. Cantwell                  N/A                   N/A            100% ownership of The Catalyst Group, Inc.
   (Individual)

The Catalyst Group, Inc.            Louisiana             Edison, NJ     100% ownership of Catalyst Vidalia Acquisition Corporation.

Catalyst Vidalia Acquisition        Louisiana             Edison, NJ     100% ownership of Catalyst Vidalia Holding Corporation and
   Corporation ("CVAC")                                                  the sole member of Century Power, LLC.

Century Power, LLC                  Louisiana             Edison, NJ     Owns 100% of the CVHC Participating Preferred Stock

Catalyst Vidalia Holding            Louisiana             Edison, NJ     100% ownership of Catalyst Vidalia Corporation and the sole
   Corporation ("CVHC")                                                  member of Vidalia Holding, LLC.

Vidalia Holding, LLC                A Louisiana           Edison, NJ     Limited Partner of Catalyst Old River Hydroelectric Limited
                                    Limited Liability                    Partnership with a 25% undivided interest.
                                    Company

Catalyst Vidalia Corporation        Louisiana             Edison, NJ     General Partner of Catalyst Old River Hydroelectric Limited
                                                                         Partnership with 50% undivided interest in and 100% voting interest in such partnership.

Catalyst Old River Hydroelectric    A Louisiana Limited   Vidalia, LA    Lessee of a 192 megawatt hydroelectric facility in
   Limited Partnership              Partnership                          Concordia Parish, Louisiana.

Catalyst Construction               Delaware              --             Inactive, owned 100% by CVAC
  Corporation of Connecticut

Catalyst Energy Construction        Delaware              --             Inactive, owned 100% by CVAC
   Corporation

Catalyst Waste-to-Energy            Delaware              --             Inactive, owned 100% by CVAC
   Corporation

Obermeyer Hydraulic Turbines        Connecticut           --             Inactive, owned 100% by CVAC

Catalyst Energy Systems             Delaware              --             Inactive, owned 100% by CVAC
   Corporation